                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13E-4

                               ----------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                       Building One Services Corporation
                                (Name of Issuer)

                               ----------------

                       Building One Services Corporation
                      (Name of Person(s) Filing Statement)

                               ----------------

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   120114103
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Jonathan J. Ledecky
               Chairman of the Board and Chief Executive Officer
                       Building One Services Corporation
                    800 Connecticut Avenue, N.W., Suite 1111
                              Washington, DC 20006
                                 (202) 261-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing the Statement)

                                   Copies to:

F. Traynor Beck, Esquire                              Linda Griggs, Esquire
Executive Vice President, General                     Morgan, Lewis & Bockius
Counsel                                               LLP
and Secretary, Building One Services                  1800 M Street. N.W.
Corporation
800 Connecticut Avenue, N.W., Suite                   Washington, DC 20036
1111
Washington, DC 20006                                  (202) 467-7000
(202) 261-6000

                               ----------------

                               February 19, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ----------------

                           CALCULATION OF FILING FEE


 Transaction Valuation*   $580,938,150   Amount of Filing Fee      $116,187.63

*Based upon the aggregate value of the securities proposed to be acquired.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement, number, or the form or schedule and the date of its filing.

Amount previously paid: _____________     Filing party: _______________________

Form or registration no.: ___________     Date filed: _________________________
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                             INTRODUCTORY STATEMENT

  This Schedule 13E-4 relates to an offer by Building One Services Corporation, a Delaware corporation (the "Issuer"), to purchase 24,365,891 shares of common stock of the Issuer (the "Shares") at a price of $25.00 per Share net to the seller in cash or, in the case of Shares underlying stock options having exercise prices below $25.00 per Share ("Option Shares"), $25.00 per share less the exercise price per share, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase, the related Letter of Transmittal and certain other relevant documents (together, the "Offer") are filed as exhibits hereto.

Item 1. Security and Issuer.

  (a) The issuer of the securities to which the Schedule 13E-4 relates is Building One Services Corporation, a Delaware corporation. The address of Building One Services Corporation's principal executive office is 800 Connecticut Avenue, N.W., Suite 1111, Washington, DC 20006.

  (b) The securities that are the subject of the Offer are the Issuer's Shares of common stock, par value $.001 per share. As of February 10, 1999, there were 45,275,052 Shares issued and outstanding and options with exercise prices below $25.00 per share for 3,456,730 Option Shares. The Issuer seeks to purchase 24,365,891 Shares for $25.00 per Share net to the seller in cash or, in the case of Option Shares, $25.00 per share less the exercise price per share and applicable withholding taxes. The Issuer expects that its directors and executive officers will tender Shares, including Shares underlying stock options, pursuant to the terms of the Offer.

  (c) The information set forth in Section 7 of the Offer to Purchase, "Price Range of Shares," is incorporated herein by reference.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in Section 8 of the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer," and
Section 10 of the Offer to Purchase,"Source and Amount of Funds," is incorporated herein by reference. The Issuer expects to use its cash flow to repay the indebtedness to be incurred to finance the tender offer pursuant to the terms of such indebtedness.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  The Issuer does not intend to:

  (a) acquire any additional securities of the Issuer or dispose of any of the Shares or any other securities of the Issuer to any person (other than the issuance of Shares and options for Shares to certain employees under the Issuer's employee benefit plans and the issuance of Shares and options for Shares in connection with the acquisition of businesses);

  (b) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation other than the Offer described in the Offer to Purchase;

  (c) sell or transfer a material amount of assets of the Issuer or sell any of its subsidiaries;

  (d) change in any way the present Board of Directors or management of the Issuer, except that the Issuer has previously announced its search for a new chief executive officer or chief operating officer;

  (e) make any material change in the Issuer's present dividend rate or policy, or indebtedness or capitalization other than as a result of the tender offer;

  (f) make any other material changes in the Issuer's corporate structure or business;

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  (g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions that might impede the acquisition of control of the Issuer by any person;

  (h) cause the class of equity security of the Issuer to be delisted from the Nasdaq National Market or from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) cause a class of equity security of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

  (j) suspend the Issuer's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

Item 4. Interest in Securities of the Issuer.

  The information set forth in Section 9 of the Offer to Purchase, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

  The information set forth in "Information," Section 8 of the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer,"
Section 9 of the Offer to Purchase, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and Section 10 of the Offer to Purchase,"Source and Amount of Funds," is incorporated herein by reference. Except as set forth in the Offer to Purchase, neither the Issuer nor any person controlling the Issuer nor, to the Issuer's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6. Persons Retained, Employed or to be Compensated.

  The information set forth in Section 16 of the Offer to Purchase, "Fees and Expenses," is incorporated herein by reference.

Item 7. Financial Information.

  The information set forth in Section 11 of the Offer to Purchase, "Certain Information About the Company," is incorporated herein by reference.

Item 8. Additional Information.

  (a) Not applicable.

  (b) The information set forth in Section 13 of the Offer to Purchase, "Certain Legal Matters," is incorporated herein by reference.

  (c) The information set forth in Section 12 of the Offer to Purchase, "Effect of the Offer on the Market for Shares; Registration Under the Exchange Act," is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in Exhibits (a)(1) through (a)(11) are incorporated herein by reference.

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

Item 9. Material to be Filed as Exhibits.

 (a)(1)Form of Offer to Purchase, dated February 19, 1999.

 (a)(2)Form of Letter of Transmittal to Tender Shares of Common Stock, dated February 19, 1999.

 (a)(3)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(4)Form of Notice of Guaranteed Delivery.

 (a)(5)Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(7) Form of Letter to Stockholders of the Issuer dated February 19, 1999, from Jonathan J. Ledecky, Chairman of the Board and Chief Executive Officer.

 (a)(8) Form of press release dated February 8, 1999.

 (a)(9) (1) Form of Memorandum dated February 19, 1999 from Issuer to Holders of Building One Services Corporation Options; (2) Instructions for Tender of Options; and (3) Option Tender Enrollment Form.

 (a)(10) (1) Form of Memorandum dated February 19, 1999 from Issuer to Participants in the Employee Stock Purchase Plan; and (2) Form of Tender Instruction Form for Shares in the Building One Services Corporation Employee Stock Purchase Plan; and (3) Form of Notice to Participants in the Building One Services Corporation Employee Stock Purchase Plan from American Stock Transfer & Trust Company dated February 19, 1999.

 (a)(11) Form of Memorandum dated February 19, 1999 from the Issuer to Stockholders who Received Shares in Connection with the Sale of a Business.

 (d) No written opinion has been prepared by legal counsel at the request of the Issuer pertaining to the tax consequences of the tender offer.

 (f) One or more of the officers of the Issuer may orally solicit security holders on behalf of the Issuer, but no written instruction, form or other material has been furnished to such persons for their use, directly or indirectly, in connection with the tender offer.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BUILDING ONE SERVICES CORPORATION

                                           /s/ Jonathan J. Ledecky
                                        By:
                                           ------------------------------------
                                        Name: Jonathan J. Ledecky
                                        Title: Chairman of the Board and Chief
                                               Executive Officer

Dated: February 19, 1999

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                                 EXHIBIT INDEX


Exhibit  Description
-------  -----------

 (a)(1)   Form of Offer to Purchase, dated February 19, 1999.
 (a)(2)   Form of Letter of Transmittal to Tender Shares of Common Stock, dated February 19, 1999.
 (a)(3)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 (a)(4)   Form of Notice of Guaranteed Delivery.
 (a)(5)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(6)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
 (a)(7)   Form of Letter to Stockholders of the Issuer dated February 19, 1999, from Jonathan J. Ledecky,
          Chairman of the Board and Chief Executive Officer.
 (a)(8)   Form of press release dated February 8, 1999.
 (a)(9)   (1) Form of Memorandum dated February 19, 1999 from Issuer to Holders of Building One
          Services Corporation Options; (2) Instructions for Tender of Options; and (3) Option Tender
          Enrollment Form.
 (a)(10)  (1) Form of Memorandum dated February 19, 1999 from Issuer to Participants in the Employee
          Stock Purchase Plan; and (2) Form of Tender Instruction Form for Shares in the Building One
          Services Corporation Employee Stock Purchase Plan; and (3) Form of Notice to Participants in the
          Building One Services Corporation Employee Stock Purchase Plan from American Stock Transfer &
          Trust Company dated February 19, 1999.
 (a)(11)  Form of Memorandum dated February 19, 1999 from the Issuer to Stockholders who Received
          Shares in Connection with the Sale of a Business.